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                                                        Expires:    July 31,2006
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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM N-17f-1
             Certificate of Accounting of Securities and Similar
               Investments of a Management Investment Company
                         in the Custody of Members of
                        National Securities Exchanges

                  Pursuant to Rule 17f-1 [17 CFR 270.17f-11]

-----------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                 Date examination completed:

811-1920                                                               December 31, 2004
-----------------------------------------------------------------------------------------------------------------
2.  State identification Number:

   --------------------------------------------------------------------------------------------------------------
     AL               AK               AZ               AR               CA               CO
   --------------------------------------------------------------------------------------------------------------
     CT               DE               DC               FL               GA               HI
   --------------------------------------------------------------------------------------------------------------
     ID               IL               IN               IA               KS               KY
   --------------------------------------------------------------------------------------------------------------
     LA               ME               MD               MA               MI               MN
   --------------------------------------------------------------------------------------------------------------
     MS               MO               MT               NE               NV               NH
   --------------------------------------------------------------------------------------------------------------
     NJ               NM               NY  108960       NC               ND               OH
   --------------------------------------------------------------------------------------------------------------
     OK               OR               PA               RI               SC               SD
   --------------------------------------------------------------------------------------------------------------
     TN               TX               UT               VT               VA               WA
   --------------------------------------------------------------------------------------------------------------
     WV               WI               WY               PUERTO RICO
   --------------------------------------------------------------------------------------------------------------
     Other (specify):
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3. Exact name of investment company as specified in registration statement:

   Stralem Fund
-----------------------------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):

   645 Madison Avenue, New York, NY 10022
-----------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2205 (11-03)

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STRALEM BALANCED FUND

                                    645 MADISON AVENUE, NEW YORK, NY 10022-1010
                                             TELEPHONE: (212) 888-8123
                                                FAX: (212) 888-8152

                MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
          CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940c

     We, as members of management of Stralem Balanced Fund ("The Fund"), are responsible for complying with the requirements of subsection (b) of Rule 17f-1 "Custody of Securities with Members of National Securities Exchanges" of the Investment Company Act of 1940 as it relates to the Stralem Balanced Fund. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsection
(b) of Rule 17f- 1 as of December 31, 2004. Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections
(b) of Rule 17f-1 of the Investment Company Act of 1940 as of December 31, 2004, and from October 1, 2004 through December 31, 2004, with respect to securities reflected in the investment account of the Fund.

Stralem Balanced Fund


By /s/ Philippe E. Baumann
  --------------------------------------
  Philippe E. Baumann, President/Trustee

STRALEM EQUITY FUND

                                    645 MADISON AVENUE, NEW YORK, NY 10022-1010
                                             TELEPHONE: (212) 888-8123
                                                FAX: (212) 888-8152

                MANAGEMENT STATEMENT REGARDING; COMPLIANCE WITH
           CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940c

     We, as members of management of Stralem Equity Fund ("The Fund"), are responsible for complying with the requirements of subsection (b) of Rule 17f-1 "Custody of Securities with Members of National Securities Exchanges" of the Investment Company Act of 1940 as it relates to the Stralem Equity Fund. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsection
(b) of Rule 17f-1 as of December 31, 2004. Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections
(b) of Rule 17f-1 of the Investment Company Act of 1940 as of December 31, 2004, and from October 1, 2004 through December 31, 2004, with respect to securities reflected in the investment account of the Fund.

Stralem Equity Fund

By /s/ Philippe E. Baumann
  --------------------------------------
  Philippe E. Baumann, President/Trustee

EISNER                                        Eisner LLP
                                              Accountants and Advisors

                                              750 Third Avenue
                                              New York, NY 10017-2703
                                              Tel 212.949.8700 Fax 212.891.4100
                                              www.eisnerllp.com
INDEPENDENT AUDITORS' REPORT

To the Trustees
Stralem Balanced Fund
     and
The Securities and Exchange Commission

We have examined management's assertion about Stralem Balanced Fund (the "Fund") compliance with the requirements of Subsections (b)(l) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the "Act") as of December 31, 2004 and during the period October 1, 2004 through December 31, 2004, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Act. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2004 and, with respect to agreement of security purchases and sales, for the period October 1,2004 through December 31,2004:

- Confirmed all security positions with the custodian broker, Pershing LLC, as of December 31, 2004.

- Agreed reconciliation of all such security positions from the confirmation to the books and records of the Fund as of December 31,2004.

- Agreed four securities purchased and three securities sold (representing 100% of the purchases and sales of the Fund) since our last report from the books and records of the Fund to the broker's statement.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of Subsections (b)(l) and (b)(6) of Rule 17f-1 of the Act as of December 31, 2004 and during the period October 1, 2004 through December 31, 2004, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Eisner LLP
New York, New York
January 24,2005

                                Independent Member of Baker Tilly International

EISNER                                        Eisner LLP
                                              Accountants and Advisors

                                              750 Third Avenue
                                              New York, NY 10017-2703
                                              Tel 212.949.8700 Fax 212.891.4100
                                              www.eisnerllp.com
INDEPENDENT AUDITORS' REPORT

To the Trustees
Stralem Equity Fund
     and
The Securities and Exchange Commission

We have examined management's assertion about Stralem Equity Fund (the "Fund") compliance with the requirements of Subsections (b)(l) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the "Act") as of December31, 2004 and during the period October I, 2004 through December 31, 2004, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Act. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2004 and, with respect to agreement of security purchases and sales, for the period October 1, 2004 through December 31, 2004:

- Confirmed all security positions with the custodian broker, Pershing LLC, as of December 31, 2004.

- Agreed reconciliation of all such security positions from confirmation to the books and records of the Fund as of December 31, 2004.

- Agreed five securities purchased since our last report from the books and records of the Fund to the broker statements. There were no securities sold for the period from October 1, 2004 through December 31, 2004.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of Subsections (b)(l) and (b)(6) of Rule 17f-1 of the Act as of December 31, 2004 and during the period October 1, 2004 through December 31, 2004, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Eisner LLP
New York, New York
January 24,2005

                                Independent Member of Baker Tilly International